SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

[June 2, 2004]

Metso Corporation

(Translation of registrant’s name into English) Fabianinkatu 9 A, PO Box 1220 FIN-00101 Helsinki, Finland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [X] Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ] No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-_________

SIGNATURES

Date June 2, 2004

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Name:

Olli Vaartimo Executive Vice President and CFO Metso Corporation	Harri Luoto Senior Vice President, General Counsel Metso Corporation

METSO TO REBUILD CMPC’S BOARD MACHINE IN CHILE

(Helsinki, Finland, June 2, 2004) - Metso Corporation’s (NYSE: MX; HEX: MEO) fiber and paper technology business area, Metso Paper, will rebuild Cartulinas CMPC’s board machine in its Maule mill in Chile. The rebuilt machine will start in mid 2005. The value of the order is not disclosed.

The board machine BM19 was originally started up in 1998, and it is used to make folding boxboard. The rebuild will improve the end-product quality. At the same time, the new technology will enhance production capacity from about 600 tons/day to 900 tons/day. The speed of the 5-m wide board line will be 650 m/min after the rebuild.

The delivery will include a new headbox, two shoe presses and a metering size press. In addition, Metso Paper will upgrade the machine’s drying capacity to correspond to the higher speed, as well as supply a new winder and a shoe nip calander.

Cartulinas CMPC S.A. is an affiliate of Empresas CMPC S.A. It has manufactured and marketed folding boxboard since 1951. Its two mills have an annual production capacity of 220.000 tons. With the investment to Maule mill, CMPC will be able to increase the combined production to over 300.000 tons per year. The increased production will be mainly targeted to North America, Europe and Asia.

Metso Corporation is a global supplier of process industry machinery and systems, as well as know-how and aftermarket services. The Corporation’s core businesses are fiber and paper technology (Metso Paper), rock and mineral processing (Metso Minerals) and automation and control technology (Metso Automation). In 2003, the net sales of Metso Corporation were EUR 4.3 billion. Metso has approximately 26,000 employees in 50 countries. Metso Corporation is listed on the Helsinki and New York Stock Exchanges.

For further information please contact:

Jyrki Strengell, Vice President, Sales, Paper and Board Business Lines, Metso Paper, tel. +358 40 590 9167

or

Helena Aatinen, Senior Vice President, Corporate Communications, Metso Corporation, tel. +358 20 484 3004 USA: Mike Phillips, Senior Vice President, Finance and Administration, Metso USA, Inc., tel. +1 617 369 7850.